

E b

SEC   19008073

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42117

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cresap Inc.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

259 N Radnor-Chester Rd. Ste. 140

(No. and Street)

Radnor	PA	19087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark W. Cresap III   610-341-1327

                                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's

(Name – *if individual, state last, first, middle name*)

One Bala Ave. Ste. 234	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

SEC Mail Processing

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

MAR 0 1 2019

Washington, DC

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, Mark W. Cresap III _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cresap Inc. _____ , as

of December 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ *None* _____

_____

_____

Notary Public

_____ *Mark Cresap*

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CRESAP, INC.
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2018 WITH
REPORT AND SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITOR

CRESAP, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

TABLE OF CONTENTS

ROMEO & CHIAVERELLI LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE SUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of:
Cresap, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cresap, Inc.(the "Company"), as of December 31, 2018, the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

TheComputation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission ("supplementary information"),has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, if applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17

C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

Bala Cynwyd, PA 19004

February 25, 2019

CRESAP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$379,526
Deposit and other funds held in accounts with clearing organization	25,198
Receivables from clearing organization	208,536
Receivables from affiliated registered representatives	3,054
Prepaid expenses	54,933
Furniture and equipment, less accumulated depreciation of $235,097	17,793
	$689,040

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$139,171
Commissions payable	128,838
Payroll taxes payable	10,131
Total liabilities	278,140

Commitments

Stockholder's Equity

Common stock; 100 shares authorized; 100 shares issued and outstanding	10
Additional paid in capital	143,120
Retained earnings	267,770
Total stockholder's equity	410,900
	$689,040

The accompanying notes are an integral part of these financial statements.

CRESAP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUE

Commission income	$ 1,900,324
Interest income	472,092
Advisory fees	1,834,824
Mutual fund fees	826,829
Other income	52,003
Total revenue	5,086,072

EXPENSES

Employee compensation and benefits	814,100
Commissions and floor brokerage	3,574,053
Communications	113,443
Regulatory fees	51,236
Occupancy	100,568
Other operating expense	164,480
Total expenses	4,817,880
Net income	$ 268,192

The accompanying notes are an integral part of these financial statements.

CRESAP, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balances, January 1, 2018	$ 10	$ 143,120	$ 299,578	442,708
Distributions to shareholder	-	-	(300,000)	(300,000)
Net income, year ended December 31, 2018	-	-	268,192	268,192
Balances, December 31, 2018	$ 10	$ 143,120	$ 267,770	$ 410,900

The accompanying notes are an integral part of these financial statements.

CRESAP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 268,192
Adjustments to reconcile net income	
to cash provided by operating activities:	
Depreciation and amortization	10,046
(Increase) decrease in	
Deposit and other funds held in accounts with clearing organization	(931)
Receivables from clearing organization	27,700
Receivables due from affiliated representatives	(1,150)
Prepaid expense	(14,967)
Increase (decrease) in	
Accounts payable and accrued expenses	12,649
Accrued commissions	(21,109)
Payroll taxes payable	1,317
Cash provided by operating activities	281,747

CASH FLOWS FROM INVESTING ACTIVITIES

Cash used by investing activities	-

CASH FLOWS FROM FINANCING ACTIVITIES

Distributions to shareholder	(300,000)
Cash used by financing activities	(300,000)
Decrease in cash	(18,253)
Cash at beginning of year	397,779
Cash at end of year	$ 379,526

The accompanying notes are an integral part of these financial statements.

CRESAP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

---

(1)SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
Cresap, Inc. (the "Company") was incorporated on December 7, 1989 in the Commonwealth of Pennsylvania for the purpose of conducting business as a broker-dealer. On January 16, 1990, 100 shares of common stock were sold to the President and sole stockholder, Mark W. Cresap, III. The Company became a member of the National Association of Securities Dealers, Inc. (now the Financial Industry Regulatory Authority) on May 11, 1990.

The Company uses a clearing broker-dealer for all customer transactions.

Significant Accounting Policies
Cash
For purposes of the statement of cash flows, the Company includes as cash, amounts on deposit at banks and funds held on account by the Company's clearing broker. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Furniture and Equipment
Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method based on the estimated lives ranging from five to seven years. In 2018 depreciation expense was $10,046.

Securities Transactions
All securities transactions and related commission income and expenses are recorded on the trade date basis as if they had settled.

Mutual Fund Fees
Broker-dealers acting as mutual fund distributors may earn 12b-1 fees, paid by the fund to the broker-dealer to cover distribution expenses which encompass marketing and selling of fund shares.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expense during the reported period. Actual results could differ from those estimates.

CRESAP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

(1)SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements – ASC 606 Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based GAAP governing revenue recognition with a principles-based approach. The Company adopted the new standard on January 1, 2018 using the modified retrospective approach, which requires the Firm to apply the new revenue standard to (i) all new revenue contracts entered into after January 1, 2018 and (ii) all existing revenue contracts as of January 1, 2018 through a cumulative adjustment to equity. In accordance with this approach, revenues for periods prior to January 1, 2018 will not be revised.

The core principle in the new guidance is that a company should recognize revenue in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, the Company will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

Although total revenues may not be materially impacted by the new guidance, management notes changes to the disclosures based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the judgments used in evaluating when and how revenue is recognized and disclosures related to contract assets and liabilities.

New Accounting Pronouncements - ASC 842 Leases

In February 2016, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No. 2016-02, Leases ("ASC 842"). The new accounting standard is applied to operating leases with a term greater than 12 months and requires lessee's to recognize (i) their obligations to make lease payments as a liability (the "lease liability"), initially measured at the present value of the lease payments, and (ii) their ability to use the leased property as a corresponding asset (a "right-of-use asset").

-8-

(1)SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements - ASC 842 Leases (Continued)

The updated standard is effective for fiscal years beginning after December 15, 2018 and the Company adopted the new standard on January 1, 2019 using the modified retrospective approach, which requires the Firm to (i) apply the new standard to leases in place as of the adoption date, (ii) record a cumulative-effect adjustment to retained earnings as of the first day of the adoption year, and (iii) follow the new rules for all leases entered or modified going forward. In accordance with this approach, assets and liabilities for periods prior to January 1, 2019 will not be revised.

The core principle in the new guidance is that a company should provide information necessary to understand its leasing activities including a comprehensive understanding of the costs of property essential to a company's operations and how those costs are funded including the recognition of assets and liabilities associated with leases.

Although the economic or legal characteristics of these leases are not altered, the impact on the presentation of assets and liabilities on financial statements may be material. Also, as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15C3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-1. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the net capital impact of the lease capitalization required under ASC 842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes.

The new guidance provided by ASC 842 may not materially impact the Company's presentation of assets and liabilities, and the relief provided by the SEC "no action" letter will substantially negate the effect of its application on the Company's Net Capital; however management notes changes to the disclosures based on the additional requirements prescribed by ASC 842. These new disclosures include information regarding the judgments used in determining the present value of lease payments and the corresponding value of the right-of-use asset.

CRESAP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

(2) NET CAPITAL REQUIREMENTS

Pursuant to the net capital requirements of the Securities and Exchange Commission (Rule 15c 3-1), the Company is required to maintain a minimum "net capital," as defined under such provisions. The rule requires that "aggregate indebtedness," as defined, shall not exceed fifteen times "net capital," as defined, and that minimum "net capital" must be the greater of $50,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2018 the Company had net capital of $311,113 which was $261,113 in excess of the minimum net capital requirement. The Company's net capital ratio was .89 to 1.

(3) INCOME TAXES

The Company has elected to be treated under the provisions of Subchapter S of the Internal Revenue Code and comparable provisions of the Commonwealth of Pennsylvania. Under those provisions, the Company does not pay federal or Pennsylvania corporate taxes on its taxable income. Instead, the stockholder is liable for federal and Pennsylvania income taxes on the Company's taxable income.

Accounting standards require the tax effects of uncertain tax positions to be recognized. These tax positions must meet a "more likely than not" standard that based on their technical merit have more than 50% likelihood of being sustained upon IRS examination. Management estimates that there are no uncertain tax positions as of December 31, 2018.

The Company's corporation income tax returns for the years ending December 31, 2015, 2016, 2017 and 2018 are subject to examination by the Internal Revenue Service.

(4) COMMITMENTS

The Company has a lease agreement for office space at 259 Radnor Chester Road, Suite 140, Radnor, PA. The term of the lease is from July 1, 2019 through June 30, 2022. In addition, the Company is obligated to pay for a proportional amount of the building's costs.
Future minimum lease payments at December 31, 2018 are as follows:

2019	98,175
2020	101,074
2021	103,596
2022	52,435
	$355,280

Rent expense for 2018 was $100,568.

(5) EMPLOYEE BENEFIT PLANS

The Company has adopted a qualified profit sharing plan with a 401(k) deferred compensation provision. All employees are eligible to participate in the Company's profit sharing plan and 401(k) plan as long as they are at least 21 years of age and have completed one year of employment. The profit sharing plan provides for contributions by the Company in such amounts as management may determine. The company incurred no profit sharing plan expense for the year ended December 31, 2018. The salary deferral 401(k) plan allows eligible employees to defer up to twelve percent of their salary and requires no matching Company contribution.

The Company has adopted a Section 125 plan that offers all employees pre-tax health insurance benefits.

(6) SPECIAL ACCOUNT FOR EXCLUSIVE BENEFIT OF CUSTOMERS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 and therefore, among other things, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," since it meets the requirement of Rule 15c3-3(k)(2)(a) and does not carry security accounts for customers or perform custodial functions relating to customer securities.

(7) CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company at times during operations has cash deposits which exceed $250,000. The Federal Deposit Insurance Corporation (FDIC) insures only the first $250,000 of funds on deposit. In addition, the Company's bank often places funds in temporary investments which are not insured by the FDIC. The Company had no funds in temporary investment accounts at December 31, 2018. Funds held in the Company's bank account of $151,985 were in excess of FDIC coverage at December 31, 2018.

(8)SUBSEQUENT EVENTS

Events subsequent to December 31, 2018 of the Company have been evaluated through February 20, 2019, which is the date the financial statements were available to be issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended December 31, 2018.

CRESAP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

NET CAPITAL

Total stockholder's equity qualified for net capital $ 410,900

Deductions and/or charges:
  Non-allowable assets:
    Receivables of 12b1 commissions   20,519
    Receivables from affiliated registered representatives   3,054
    Prepaid expenses   54,932
    Furniture and equipment less
      accumulated depreciation   17,793
    Postage reimbursement   3,489

    Total nonallowable assets   99,787

Net capital before haircuts   311,113
  Haircut on securities   -
    Net Capital $ 311,113

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

  Accounts payable and accrued expenses $ 139,171
  Accrued commissions   128,838
  Payroll taxes payable   10,131
  Total aggregate indebtedness $ 278,140

CRESAP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required or $50,000 if greater	$ 50,000
Excess net capital at 1500%	$ 261,113
Excess net capital at 1000%	$ 283,299
Ratio: aggregate indebtedness to net capital	.89 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of December 31, 2018)

Net capital as reported in Company's Part IIA (Unaudited) FOCUS Report	$ 311,113
Adjustments - Net	-
Net capital reported herein	$ 311,113

CRESAP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2018

Cresap, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers' funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. The clearing broker is First Clearing LLC.

INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2018

Cresap, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, or who promptly transmits all customer funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Board of Directors:
Cresap Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, on which Cresap Inc. identified the following provisions of 17 C.F.R. ~15c3-3(k) under which Cresap Inc. claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(ii). SEC Rule 15c3-3(k)(2)(ii) and Cresap Inc. stated that Cresap Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cresap Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cresap Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 25, 2019

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report
On Schedule Of Assessment And Payments (Form SIPC-7)

To the Board of Directors of:
Cresap, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2018, which were agreed to by Cresap, Inc., and the Securities and Exchange Commission and SIPC, solely to assist you and the other specified parties in evaluating Cresap, Inc.'s compliance with the applicable instructions of Form SIPC-7. Cresap, Inc.'s management is responsible for Cresap, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited FormX-17A-5 for the year ended December 31, 2018, as applicable, with the amounts reported in Form SPIC-7 for the year ended December 31, 2018, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 25, 2019

CRESAP, INC.
SCHEDULE OF ASSESSMENT AND PAYMENTS
(GENERAL ASSESSMENT RECONCILIATION FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2018

Total Revenue	$ 5,086,072
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(942,570)
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	(266,109)
SIPC Net Operating Revenues	3,877,393
General Assessment @ .0015	5;816
Payments made with 2018 Form SIPC-6 (Paid July 20, 2018)	(2,845)
Balance paid with SIPC-7 (Paid January 22, 2019)	$ 2,971

Exemption Report

We confirm, to be best of our knowledge and belief, that:

1. Cresap Inc. claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph (k)(2)(ii) throughout the calendar year January 1, 2018 to December 31, 2018.

2. Cresap Inc. met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the calendar year January 1, 2018 to December 31, 2018.

Signed: _Mark Cresap_

Title: _President_

Date: _2/25/2019_